               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                            FORM 11-K

                          ANNUAL REPORT
                  Pursuant to Section 15(d) of
               The Securities Exchange Act of 1934

         For the years ended December 31, 1997 and 1996
                  Commission File Number 1-4166

                    UPSTATE CELLULAR NETWORK
               EMPLOYEES' RETIREMENT SAVINGS PLAN
                       (Full name of plan)

                      FRONTIER CORPORATION
                  (Name of issuer of securities
                   held pursuant to the plan)

                    180 South Clinton Avenue
                 Rochester, New York  14646-0700
            (Address of principal executive offices)

                      REQUIRED INFORMATION


Index to Financial Statements and Schedules            Page 1
Report of Independent Accountants                      Page 2
Statements of Net Assets Available for Benefits,
 with Fund Information at December 31, 1997 and 1996   Pages 3-4
Statement of Changes in Net Assets Available for
 Benefits, with Fund Information for the Year Ended
 December 31, 1997                                     Page 5
Notes to Financial Statements                          Pages 6-9
Schedule of Assets Held for Investment                 Schedule I
Schedule of Reportable Transactions                    Schedule II

The following exhibit is filed as part of this Report.

Consent of Independent Accountants

Upstate Cellular Network
Employees' Retirement Savings Plan
Financial Statements
December 31, 1997 and 1996

Upstate Cellular Network
Employees' Retirement Savings Plan
Index to Financial Statements                         Page 1
-----------------------------------------------------------------

Report of Independent Accountants                     Page 2

Statements of Net Assets Available for Benefits, with Fund Information at December 31, 1997 and 1996 Pages 3-4

Statement of Changes in Net Assets Available for
 Benefits, with Fund Information for the Year
 Ended December 31, 1997                              Page 5

Notes to Financial Statements                         Pages 6-9

Line 27a - Schedule of Assets Held for
 Investment Purposes                                  Schedule I

Line 27d - Schedule of Reportable Transactions        Schedule II

                Report of Independent Accountants


April 24, 1998

To the Participants and Administrator of the Upstate Cellular Network
Employees' Retirement Savings Plan


In our opinion, the accompanying statements of net assets available for benefits, with fund information, and the related statement of changes in net assets available for benefits, with fund information present fairly, in all material respects, the net assets available for benefits of the Upstate Cellular Network Employees' Retirement Savings Plan at December 31, 1997 and 1996, and the changes in net assets available for benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Employee Retirement Income Security Act of 1974 ("ERISA"). The Fund Information in the statements of net assets available for benefits, with fund information and the statement of changes in net assets available for benefits, with fund information is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. Schedules I and II and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Price Waterhouse LLP

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION -- Page 3

                                             FUND INFORMATION AT DECEMBER 31,1997
                                  Fund A     Fund B     Fund C     Fund D    Fund E     Fund F
Assets
----------------------------------
Investments, at fair value:
 Registered investment companies -
  Putnam Income Fund              $ 368,525
  Putnam Global Growth Fund                  $ 744,037
  Putnam Voyager Fund                                   $1,498,264
  Putnam Fund for Growth
    and Income
  Putnam Asset Allocation Fund
   Balanced Portfolio
 Common trust -
  Putnam S&P 500 Index Fund                                                   $832,407
 Frontier Corporation Common Stock                                                      $1,083,971
 Participant loans

Investments, at contract value:
 Stable Value Fund                                                 $ 886,029
                                   ----------------------------------------------------------------
   Total investments                368,525    744,037   1,498,264   886,029   832,407   1,083,971
                                   ----------------------------------------------------------------

Receivables:
 Participants' contributions
 Employer's contributions

      Total receivables
                                   ----------------------------------------------------------------
      Total assets                  368,525    744,037   1,498,264   886,029   832,407   1,083,971
                                   ----------------------------------------------------------------
Net assets available
 for benefits                      $368,525  $ 744,037  $1,498,264 $ 886,029 $ 832,407  $1,083,971
                                   ================================================================

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION -- Page 3
(cont'd)
                                             FUND INFORMATION AT DECEMBER 31, 1997
                                                                 Participant
                                        Fund G         Fund H       Loans    Other      TOTAL
Assets
-------------------------
Investments, at fair value:
 Registered investment companies -
  Putnam Income Fund                                                                   $ 368,525
  Putnam Global Growth Fund                                                              744,037
  Putnam Voyager Fund                                                                  1,498,264
  Putnam Fund for Growth
  and Income                       $  1,885                                                1,885
  Putnam Asset Allocation Fund
   Balanced Portfolio                                  $ 300                                 300
 Common trust -
  Putnam S & P 500 Index Fund                                                            832,407
 Frontier Corporation Common Stock                                                     1,083,971
 Participant loans                                               $ 290,550               290,550

Investments, at contract value:
Stable Value Fund                                                                        886,029
                                  ----------------------------------------------------------------
       Total investments               1,885             300       290,550             5,705,968
                                  ----------------------------------------------------------------

Receivables:
Participants' contributions                                                 $74,591       74,591
 Employer's contributions                                                    52,420       52,420
                                                                            ---------------------
      Total receivables                                                     127,011      127,011
                                   -------------------------------------------------------------
Total assets                           1,885             300       290,550  127,011    5,832,979
                                   ----------------------------------------------------------------
Net assets available
 for benefits                      $   1,885        $    300     $ 290,550 $127,011   $5,832,979
                                  ================================================================
The accompanying notes are an integral part of these financial statements.

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION -- Page 4

                                             FUND INFORMATION AT DECEMBER 31, 1996
                                  Fund A       Fund B       Fund C       Fund D       Fund E
Assets
-------------------------
Investments, at fair value:
 Registered investment companies -
  Putnam Income Fund              $178,833
  Putnam Global Growth Fund                    $411,021
  Putnam Voyager Fund                                       $758,853
Common trust -
  Putnam S & P 500 Index Fund                                                         $411,227
 Frontier Corporation Common Stock
 Participant loans

Investments, at contract value:
 Stable Value Fund                                                      $451,977
                                   -------------------------------------------------------------
   Total investments               178,833      411,021      758,853     451,977       411,227
                                   -------------------------------------------------------------

Receivables:
 Participants' contributions
 Employer's contributions

      Total receivables
                                   -------------------------------------------------------------
      Total assets                 178,833      411,021      758,853     451,977       411,227
                                   -------------------------------------------------------------
Net assets available
 for benefits                     $178,833   $  411,021   $  758,853   $ 451,977     $ 411,227
                                  ==============================================================

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION -- Page 4
(cont'd)

                                             FUND INFORMATION AT DECEMBER 31, 1996
                                                       Participant
                                        Fund F            Loans          Other          TOTAL
Assets
----------------------------
Investments, at fair value:
 Registered investment companies -
  Putnam Income Fund                                                                 $  178,833
  Putnam Global Growth Fund                                                             411,021
  Putnam Voyager Fund                                                                   758,853
Common trust -
  Putnam S & P 500 Index Fund                                                           411,227
 Frontier Corporation Common Stock      $477,499                                        477,499
 Participant loans                                     $210,226                         210,226

Investments, at contract value:
 Stable Value Fund                                                                      451,977
                                        ---------------------------------------------------------
       Total investments                 477,499        210,226                       2,899,636
                                        ---------------------------------------------------------

Receivables:
 Participants' contributions                                             $30,721         30,721
 Employer's contributions                                                $11,930         11,930
                                                                         ------------------------
 Total receivables                                                       $42,651         42,651
                                        ---------------------------------------------------------
      Total assets                       477,499        210,226           42,651      2,942,287
                                        ---------------------------------------------------------
Net assets available
 for benefits                           $477,499      $ 210,226         $ 42,651     $2,942,287
                                        =========================================================

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
-- Page 5

                                        FUND INFORMATION FOR THE YEAR ENDED DECEMBER 31, 1997
                                  Fund A     Fund B     Fund C     Fund D    Fund E      Fund F
Additions
-------------------------
Additions to net assets attributed to:
 Investment income -
  Interest and dividends          $ 15,941   $134,564 $   89,134  $  34,465             $   22,661
  Realized loss, net                (3,888)   (17,690)   (87,245)            $(59,590)     (62,899)
  Net appreciation (depreciation)
   in fair value of investments      7,386    (55,539)   231,084              211,423      121,259
  Participant loan interest income
  Other income                                                                                 513
 Contributions -
  Participants' contributions       71,300    152,655    282,535    169,518   122,358      152,098
  Employer's contributions          25,218     55,882     97,684     48,960    44,749      122,847
                                   -----------------------------------------------------------------
     Total additions               115,957    269,872    613,192    252,943   318,940      356,479
                                   -----------------------------------------------------------------
Deductions
--------------------------
Deductions from net assets attributed to:
 Benefits paid to participants      23,614     55,952    145,703     75,162    56,194       71,049
 Other expense                          89        177        373        236       166           58
                                   -----------------------------------------------------------------
     Total deductions               23,703     56,129    146,076     75,398    56,360       71,107
                                   -----------------------------------------------------------------
Net increase (decrease) prior
 to fund transfers                  92,254    213,743    467,116    177,545   262,580      285,372
Interfund transfers, net           (11,119)    (5,735)      (964)    (9,427)   22,897       (8,870)
Transfers from other plans         108,557    125,008    273,259    265,934   135,703      329,970
                                   -----------------------------------------------------------------
     Net increase                  189,692    333,016    739,411    434,052   421,180      606,472

Net assets available for benefits:
 Beginning of year                 178,833    411,021    758,853    451,977   411,227      477,499
                                   -----------------------------------------------------------------
 End of year                      $368,525   $744,037 $1,498,264  $ 886,029 $ 832,407   $1,083,971
                                  ==================================================================

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
-- Page 5 (cont'd)

                                        FUND INFORMATION FOR THE YEAR ENDED DECEMBER 31, 1997
                                     Fund G     Fund H    Participant Loans   Other      TOTAL
Additions
-------------------------------------
Additions to net assets attributed to:
 Investment income -
  Interest and dividends            $   92     $   10                                  $  296,867
Realized loss, net                                                                       (231,312)
  Net appreciation (depreciation)
  in fair value of investments        (70)        (6)                                     515,537
  Participant loan interest income                           $ 12,534                      12,534
  Other income                                                                                513
Contributions -
  Participants' contributions          1,241     233                           74,591   1,026,529
  Employer's contributions               622      63                           52,420     448,445
                                   --------------------------------------------------------------
     Total additions                   1,885     300           12,534         127,011   2,069,113
                                   --------------------------------------------------------------
Deductions
----------------------------------------
Deductions from net assets attributed to:
 Benefits paid to participants                                 27,570                     455,244
 Other expense                                                                              1,099
                                   --------------------------------------------------------------
     Total deductions                                          27,570                     456,343
                                   --------------------------------------------------------------
Net increase (decrease) prior
 to fund transfers                     1,885     300          (15,036)   127,011        1,612,770
Interfund transfers, net                                       55,869    (42,651)               -
Transfers from other plans                                     39,491                   1,277,922
                                   --------------------------------------------------------------
     Net increase                      1,885     300           80,324     84,360        2,890,692
Net assets available for benefits:
 Beginning of year                                            210,226     42,651        2,942,287
                                   --------------------------------------------------------------
 End of year                        $  1,885   $ 300         $290,550   $127,011       $5,832,979
                                   ==============================================================

UPSTATE CELLULAR NETWORK
EMPLOYEES' RETIREMENT SAVINGS PLAN
Notes to Financial Statements
Years Ended December 31, 1997 and 1996
----------------------------------------------------------------

1.   Description of the Plan

     The Upstate Cellular Network Employees' Retirement Savings Plan (the "Plan") is a defined contribution plan established by the Board of Directors of the Upstate Cellular Network (the "Company") effective July 1, 1994. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan provides participants the option of having their basic and supplemental contributions to the Plan made on a salary reduction basis and on a deferred tax basis.
The principal provisions of the Plan are described below and are provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     The Company is a 50/50 joint venture partnership between Frontier Corporation and Bell Atlantic Mobile.

     During Plan year end December 31, 1997, the Plan document was amended to allow the Company's Employee Benefit Committee to transfer participant accounts from plans the participants are no longer eligible to participate in, to a substantially similar 401(k) plan sponsored by Frontier Corporation, or any corporation/business entity in which Frontier Corporation has a 50% or more ownership or profits interest. The transfers resulting from this amendment are reflected in the statement of changes in net assets available for benefits, with fund information as transfers from other plans.

Participation
-------------
     The Plan covers all employees of Upstate Cellular Network except temporary or summer employees, leased employees and employees in any unit covered by a collective bargaining agreement. Effective January 1, 1996, eligibility begins on the first of the month following 30 days of employment.

Administration
--------------
     The Plan is administered by the Company's Employee Benefit
Committee whose members are appointed by the Company's Board of Directors. The Trustee of the Plan is Putnam Fiduciary Trust
Company.

Funding Policy
--------------
     Upon enrollment in the Plan, a participant may direct contributions into any of eight investment options.

Fund A    -    Putnam Income Fund - Funds are primarily invested
               in Corporate bonds and U.S. government and agency obligations.

Fund B    -    Putnam Global Growth Fund - Funds are primarily
               invested in foreign and  domestic common stocks.

Fund C    -    Putnam Voyager Fund - Funds are invested in
               emerging growth stock and opportunity stocks.

Fund D    -    Stable Value Fund - Funds are invested in an
               insurance company pooled separate account.

Fund E    -    Putnam S & P 500 Index Fund - Funds are primarily
               invested in stocks that comprise the S & P 500
               Index.

Fund F    -    Frontier Corporation Common Stock - Funds are
               invested in common stock of  Frontier Corporation.

Fund G    -    Putnam Fund for Growth and Income - Funds are
               primarily invested in common stocks.

Fund H    -    Putnam Asset Allocation Fund Balanced Portfolio -
               Funds are invested in stocks, bonds and money market instruments.

     The shares of stock in Fund F are qualified employer securities as defined by ERISA. Each individual's investment in this fund is recorded in his or her account on a per share basis. All other funds are tracked on a dollar value basis with each fund's activity allocated to participants on a pro rata basis. Therefore the Plan does not record activity on a unit value basis.

     The Plan provides that each participant may voluntarily make contributions through a salary reduction agreement for whatever whole percentage a participant chooses, up to a maximum of 16%, subject to maximum contribution provisions imposed by the Internal Revenue Code under Section 401(k).

     Individual accounts which record the participants' contributions, the earnings on all contributions and the amount of the participant's interest in each fund are maintained for each participant. The participants' contributions during a month are allocated directly to their individual account when contributions are received by the Trustee. Participants have the option to invest their contributions in any of the funds and may change their allocation between funds at any time.

     Employer matching contributions equal 100% of participant contributions, up to the first 3% of compensation capped at $3,000 in 1997 and 1996. In addition, each payroll period, the Company contributes .5% of the payroll period compensation for each of its employees who is a participant in the Plan. The Plan also has a profit sharing contribution potential based on Company performance. In 1997, an additional .5% of employee compensation was contributed under the profit sharing terms. Employer contributions are made in cash and invested based on employee elections.

Vesting
-------
     Participants are immediately 100% vested in their voluntary contributions and actual earnings thereon. The Plan has a vesting period for Company contributions of six months of credited service. Forfeited nonvested amounts are used to reduce future employer contributions.

Payment of Benefits
-------------------
     Payment of benefits generally begins upon termination of service and attaining normal retirement age (65). A participant may elect to receive either a lump-sum amount equal to the value of his or her vested account balance, or a participant may elect to receive installments over a period not to exceed 20 years. However, a participant who has reached age 59 1/2, but who has not yet terminated employment may withdraw all or a portion of his or her vested accumulated account balance in accordance with the terms of the Plan.

     If upon termination of service, a participant does not attain normal retirement age and his or her vested account balance is greater than $3,500, he or she may elect to receive a lump-sum amount, a direct rollover to a qualified plan under
Section 401 of the Internal Revenue Code, or a direct rollover to a qualified Individual Retirement Account equal to the value of his or her vested account balance. If the vested account balance is less than $3,500, the balance must be cashed out as soon as administratively practicable.

Individual Participant Loans
----------------------------
     Participant loans cannot exceed the lesser of 50% of the vested amounts in the participant's account or $50,000. A participant may only have two loans outstanding, and they are treated as directed investments by the borrower with respect to his or her account. The interest rate on loans is established based on the prime rate, under current Plan provisions. Interest paid on the loan is credited to the borrower's account and the participant does not share in the income of the Plan's assets with respect to the amounts outstanding. Loans have a term of no more than five years except that a loan may be granted for a period not to exceed 25 years if the proceeds are used to purchase the participant's principal residence. During the Plan year ended December 31, 1997, $111,465 in loans were disbursed and principal repayments of $55,596 were made.

Plan Termination
----------------
     Although it has not expressed any intent to do so, the Company reserves the right under the Plan to discontinue its contributions and/or to terminate the Plan at any time. Upon termination, all amounts funded shall become nonforfeitable and shall be provided for and paid from the Plan's trust in accordance with the order of priority set forth in Section 4044 of ERISA. In the event of Plan termination, participants become 100% vested in their accounts.

     The Plan is not a defined benefit plan and, accordingly, Plan benefits are not guaranteed by the Pension Benefit Guaranty
Corporation.

     The Plan's holdings of Frontier Corporation common stock, the Putnam Investment, Inc. common trust and the five Putnam
Investment, Inc. registered investment company funds are party-in-interest investments.

2.   Summary of Significant Accounting Policies

     The financial statements have been prepared on the accrual basis of accounting.

Use of Estimates
----------------
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at year end and the reported investment income and expenses during the Plan year. Actual results could differ from those estimates.

Contributions and Benefits Paid
-------------------------------
     Contributions are recorded by the Plan when withheld from employees and accrued by the Company. Benefits to participants are recorded by the Plan when a request for disbursement is received from the employee.

     Participants may receive distributions in cash or in common stock of Frontier Corporation for amounts invested in Fund F.
Purchases and sales of securities are recorded on the trade date.

Administrative Expenses
-----------------------
     Significant expenses associated with the Plan are paid by the Company.

Valuation of Investment Assets
------------------------------
     The Plan's interest in registered investment companies, a common trust, and employer securities is stated at fair value, measured by the quoted market price. Adjustments for unrealized appreciation or depreciation of such values are included in the operating results of the Plan. Funds invested in the Stable Value Fund are stated at contract value, measured as cost plus earned interest income. Contract value approximates fair value at December 31, 1997 and 1996.

3.   Participants' Accounts

     As of December 31, 1997 and 1996, the Plan held 45,048 and 21,105 shares of Frontier Corporation common stock at a fair market value of $1,083,971 and $477,499, respectively. Of these shares, 3,911 were contributed by the Company during the Plan year ended December 31, 1997, as the Company's matching contribution. During the Plan year ended December 31, 1997, 244 shares of Frontier Corporation common stock were distributed to participants.

4.   Federal Income Tax Status

     The Plan Administrator has received a favorable determination letter from the Internal Revenue Service covering the Plan stating that the Plan, as designed, is a qualified plan in accordance with Section 401(a) of the Internal Revenue Code and its corresponding trust is exempt from taxation under
Section 501(a) of the Code. The Plan Administrator believes the Plan is being operated as designed and, therefore, maintains its tax-qualified status.

Line 27a - Schedule of Assets Held for Investment Purposes      SCHEDULE I
--------------------------------------------------------------------------
                                                                  Current
                                                                  value at
                                             Number              December 31,
Description/Issuer                         of Shares      Cost      1997
                                        -------------------------------------
Interests in Registered
 Investment Companies:
     *Putnam Income Fund                   51,832    $  356,323   $  368,525
     *Putnam Global Growth Fund            74,702       778,822      744,037
     *Putnam Voyager Fund                  78,649     1,224,706    1,498,264
     *Putnam Growth and Income Fund            96         1,955        1,885
     *Putnam Asset Allocation Fund
       Balanced Portfolio                      27           307          300
                                                      -----------------------
     Total interests in registered
      investment companies                            2,362,113    2,613,011
                                                      -----------------------

Common Trust:
     *Putnam S&P 500 Index Fund            36,881       532,492      832,407
                                                      -----------------------
Common Stock:
     *Frontier Corporation                 45,048     1,048,416    1,083,971
                                                      -----------------------
Participant Loans:
     Participant loan accounts (rate 6.0%-11.5%)
     (maturities range 1998-2022)                       290,550      290,550
                                                      -----------------------
Insurance Company Pooled Separate Account:
     Stable Value Fund                                  886,029      886,029
                                                      -----------------------
Total investments                                    $5,119,600   $5,705,968
                                                     ========================

*Denotes party-in-interest

Line 27d - Schedule of Reportable Transactions -- SCHEDULE II
-------------------------------------------------------------
        Identity of                 Description       Number of      Purchase      Selling
        party involved               of asset       transactions      price         price
----------------------------------------------------------------------------------------------
Series of Transactions:

Putnam Income Fund*           Registered Investments      99         $ 237,195     N/A

Putnam Income Fund*           Registered Investments      60             N/A      $ 51,001

Putnam Global Growth Fund*    Registered Investments      93           509,971     N/A

Putnam Global Growth Fund*    Registered Investments      77             N/A       103,728

Putnam Voyager Fund*          Registered Investments     102           834,674     N/A

Putnam Voyager Fund*          Registered Investments      92             N/A       239,101

Stable Value Fund             Insurance Company
                               Pooled Separate Account   146           569,312     N/A

Stable Value Fund             Insurance Company
                               Pooled Separate Account    83             N/A       135,261

Putnam S&P 500 Index Fund*    Common Trust                96           386,721     N/A

Putnam S&P 500 Index Fund*    Common Trust                61             N/A       117,374

Plan Participants             Participant Loans           68           169,109     N/A

Plan Participants             Participant Loans           50             N/A        90,086

Frontier Corporation*         Common Stock               102           708,528     N/A

Frontier Corporation*         Common Stock                93             N/A       160,426

*  Denotes party-in-interest

Line 27d - Schedule of Reportable Transactions -- SCHEDULE II (cont'd)
----------------------------------------------------------------------
                                              Expense                  Current value
                                              incurred                  of asset on
        Identity of               Lease         with         Cost of   transaction     Net
       party involved             rental     transaction      asset        date        loss
------------------------------------------------------------------------------------------------
Series of Transactions:

Putnam Income Fund*                N/A          N/A        $  237,195   $237,195

Putnam Income Fund*                N/A          N/A            54,889     51,001     $ (3,888)

Putnam Global Growth Fund*         N/A          N/A           509,971    509,971

Putnam Global Growth Fund*         N/A          N/A           121,418    103,728      (17,690)

Putnam Voyager Fund*               N/A          N/A           834,674    834,674

Putnam Voyager Fund*               N/A          N/A           326,346    239,101      (87,245)

Stable Value Fund                  N/A          N/A           569,312    569,312

Stable Value Fund                  N/A          N/A           135,261    135,261

Putnam S&P 500 Index Fund*         N/A          N/A           386,721    386,721

Putnam S&P 500 Index Fund*         N/A          N/A           176,964    117,374      (59,590)

Plan Participants                  N/A          N/A           169,109    169,109

Plan Participants                  N/A          N/A            90,086     90,086

Frontier Corporation*              N/A          N/A           708,528    708,528

Frontier Corporation*              N/A          N/A           223,325    160,426      (62,899)

*  Denotes party-in-interest

                        SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                              UPSTATE CELLULAR NETWORK
                              EMPLOYEES' RETIREMENT SAVINGS PLAN


Date: June 25, 1998           By: /s/ Martin T. McCue
                                  -----------------------------
                                  Martin T. McCue
                                  Senior Vice President and
                                  General Counsel of Frontier
                                  Corporation as Plan
                                  Administrator